Issuer Free Writing Prospectus dated November 14, 2016
Filed Pursuant to Rule 433 under the Securities Act of 1933
Relating to Preliminary Prospectus dated October 20, 2016
Registration No. 333-213736

SENESTECH, INC.

Update and Supplement to Preliminary Prospectus
Issued November 14, 2016

This free writing prospectus relates to the initial public offering of shares of common stock of SenesTech, Inc. (the “Company”) and should be read together with the preliminary prospectus dated October 20, 2016 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement (the “Registration Statement”) on Form S-1 (Registration No. 333-213736), as updated through the Issuer Free Writing Prospectus dated October 27, 2016 included in Amendment No. 3 to the Registration Statement filed on October 27, 2016, in each case relating to this offering of the Company common stock. On November 14, 2016, the Company filed Amendment No. 4 to the Registration Statement on Form S-1 relating to this offering of common stock (“Amendment No. 4”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1680378/000114420416133516/v452477_s1a.htm

References to “SenesTech,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 4 and supplements and updates the information contained in the Preliminary Prospectus.

The following information updates and supersedes the information contained in the Preliminary Prospectus, to the extent that such information is inconsistent therewith:

Issuer:	SenesTech, Inc.

Size (Pre-Overallotment):	$20,000,000 (based on the midpoint of the range set forth below)

Total Firm Shares Offered by Issuer:	2,000,000 common shares (100% primary)

Overallotment Shares Offered:	300,000 common shares, of which 200,000 shares may be sold by the selling stockholders and 100,000 shares may be sold by us.

Price Range:	$9.00 to $11.00

Trade Date:	November 15, 2016

Closing Date:	November 18, 2016

CUSIP No:	81720R 109

Underwriters:	Roth Capital Partners, LLC Craig-Hallum Capital Group, LLC

Use of proceeds:

The net proceeds from this offering will be approximately $18.0 million, or approximately $19.0 million if the underwriters’ option to purchase additional shares of our common stock is exercised in full, based on an assumed initial public offering price of $10.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discount and commissions and estimated offering expenses payable by us. We will not receive any proceeds from any sale of shares by the selling stockholders.

We intend to use the net proceeds of this offering as follows:

•	$9.0 million to commercialize and launch our first product candidate, ContraPest, in the United States, and to seek regulatory approval, commercialize and launch ContraPest in other countries;

•	$4.0 million for capital expenditures associated with manufacturing ContraPest;

•	$4.0 million for further development of ContraPest and other product candidates;

•	A cash payment of $165,370 to the holder of all of the shares of our Series A convertible preferred stock for its agreement to waive all accrued dividends on the Series A convertible preferred stock into common stock immediately prior to the consummation of this offering; and

•	The remainder to fund working capital and general corporate purposes, which may include the development of other product candidates and bio-synthetic sources of one of the active ingredients in ContraPest, and acquisition or licensing of additional product candidates, technologies, complementary businesses or other assets.

In addition, certain of our directors (or entities affiliated with them) may purchase up to an aggregate of approximately $2.0 million of shares in this offering at the initial public offering price. The underwriters will receive the same underwriting discount on any shares purchased by these entities and individuals as they will on any other shares sold to the public in this offering.

The following information updates and supersedes the information contained in the Preliminary Prospectus in the section captioned “Summary Financial Data” in the Prospectus Summary on pages 10 and 11, to the extent that such information is inconsistent therewith:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(Unaudited)
	(in thousands, except shares and per share data)
Statements of Operations Data:
Revenue:
License revenue	$116	$186	$93	$93
Other revenue	83	55	—	37
Total revenue	199	241	93	130
Operating expenses:
Research and development(1)	3,196	7,221	1,134	1,135
General and administrative(1)	2,700	8,665	1,276	3,327
Total operating expenses	5,896	15,886	2,410	4,462
Loss from operations	(5,697)	(15,645)	(2,317)	(4,332)
Interest expense	(342)	(418)	(300)	(43)
Interest expense, related parties	(290)	(437)	(48)	(34)
(Loss) gain on extinguishment of notes and convertible notes, related parties	(902)	569	—	—
Loss on extinguishment of NAU promissory note	—	(1,530)	—	—
Loss on extinguishment of other promissory notes	—	(34)	(231)	(112)
Other income (expense)	31	(678)	(48)	51
Total other income (expense)	(1,503)	(2,528)	(627)	(138)
Net loss and comprehensive loss	(7,200)	(18,173)	(2,944)	(4,470)
Accruing Series A convertible preferred stock dividends	—	17	—	60
Net loss attributable to common stockholders	$(7,200)	$(18,190)	$(2,944)	$(4,530)
Loss per share attributable to common stockholders, basic and diluted, on a post-reverse split basis(2)	$(2.11)	$(4.71)	$(0.81)	$(0.89)
Weighted average post-reverse split common shares outstanding, basic and diluted(2)	3,399,655	3,852,349	3,640,793	5,080,762
Pro forma data – (Unaudited)
Loss per share attributable to common stockholders, basic and diluted(2)		$(2.21)		$(0.76)
Weighted average common shares outstanding, basic and diluted(2)		7,130,347		5,964,371

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(Unaudited)
Research and development	$1,622	$4,931	$43	$174
General and administrative	888	6,331	196	1,299
Total stock-based compensation	$2,510	$11,262	$239	$1,473

(2)	See Note 2 to our audited financial statements and unaudited condensed financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted loss per common share, unaudited pro forma loss per common share, and the weighted average number of shares used in the computation of the per share amounts.

	As of June 30, 2016
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(Unaudited)
	(In thousands, except shares and per share data)
Balance Sheet Data:
Cash	3,316	3,316	21,179
Working capital	1,702	1,702	19,565
Total assets	4,511	4,511	21,792
Notes payable, related parties	46	46	46
Convertible notes payable, related parties	200	200	200
Debt, excluding notes and convertible notes, related parties	61	61	61
Total liabilities	1,906	1,906	1,906
Series A convertible preferred stock	4,380	—	—
Series B convertible preferred stock	3,748	—	—
Common stock	7	8	10
Additional paid-in capital	49,261	57,388	74,832
Accumulated other comprehensive income, Series A convertible preferred stock dividend	77	77	—
Stock subscribed but not issued	19	19	19
Accumulated deficit	(54,887)	(54,887)	(54,975)
Total stockholders’ (deficit) equity	(5,523)	(2,605)	19,886

(1)	The unaudited pro forma balance sheet information assumes (i) the conversion of all outstanding shares of Series A convertible preferred stock into 400,000 shares of our common stock on a post-reverse split basis upon the closing of the initial public offering (“IPO”) as the holder of the Series A convertible preferred stock has agreed to waive all accrued dividends on the Series A convertible preferred stock and convert all of its shares of Series A convertible preferred stock in connection with the IPO and (ii) the automatic conversion of all outstanding shares of Series B convertible preferred stock into 483,609 shares of our common stock on a post-reverse split basis upon the closing of the IPO.

(2)	The pro forma as adjusted balance sheet amounts reflect the pro forma adjustments set forth in note (1) above as well as (i) the sale of 2,000,000 shares of our common stock in this offering at an assumed initial public offering price of $10.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) a cash payment by us in the amount of $165,370 to the holder of our Series A convertible preferred stock for its agreement to waive all accrued dividends on the Series A convertible preferred stock and convert all of its shares of Series A convertible preferred stock into common stock immediately prior to the consummation of this offering.

The following information updates and supersedes the information contained in the Preliminary Prospectus in the second paragraph of the risk factor entitled “Purchasers in the offering will suffer immediate dilution” on page 24, to the extent that such information is inconsistent therewith:

If you purchase common stock in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as dilution. Assuming an initial public offering price of 10.00 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, purchasers of common stock in this offering will experience immediate dilution of approximately $7.50 per share. Based upon the pro forma net tangible book value of our common stock at June 30, 2016, your shares may be worth less per share than the price you paid in the offering. If the options and warrants we previously granted are exercised, additional dilution will occur. As of September 30, 2016, options to purchase 1,321,300 shares of common stock at a weighted-average exercise price of $0.83 per share (in each case, on a post-reverse split basis) were outstanding, and warrants to purchase 759,518 shares of common stock at a weighted-average exercise price of $9.58 per share were outstanding (in each case, on a post-reverse split basis). Furthermore, if the underwriters exercise the warrants to be issued to them as compensation in connection with this offering or if we raise additional funding by issuing additional equity securities, the newly-issued shares will further dilute your percentage ownership of our shares and may also reduce the value of your investment

The following information updates and supersedes the information contained in the Preliminary Prospectus in the second paragraph of the risk factor entitled “Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of the shares and dilute stockholders” on pages 25 and 26, to the extent that such information is inconsistent therewith:

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. Following the closing of this offering, we will have 10,242,018 common shares outstanding. This includes the common shares sold in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Approximately 80% of the common shares outstanding after this offering is expected to be held by existing stockholders. Each of our directors and executive officers, the selling stockholders and certain of our other security holders will be subject to the lock-up agreements described in the ‘‘Shares Available for Future Sale’’ section of this prospectus. If, after the end of such lock-up agreements, these stockholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

The following information updates and supersedes the information contained in the Preliminary Prospectus in the section captioned “CAPITALIZATION” on pages 30 and 31, to the extent that such information is inconsistent therewith:

CAPITALIZATION

The following table sets forth our capitalization at June 30, 2016, as follows:

•	On an actual basis.

•	On a pro forma basis to assume (i) the conversion of all outstanding shares of Series A convertible preferred stock into 400,000 shares of our common stock on a post-reverse split basis upon the closing of the IPO as the holder of the Series A convertible preferred stock has agreed to waive all accrued dividends on the Series A convertible preferred stock and convert all of its shares of Series A convertible preferred stock in connection with the IPO and (ii) the automatic conversion of all outstanding shares of Series B convertible preferred stock into 483,609 shares of our common stock upon the closing of the IPO on a post-reverse split basis.

•	On a pro forma as adjusted basis to additionally reflect (i) the sale of 2,000,000 shares of our common stock in this offering at an assumed initial public offering price of $10.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) a cash payment by us in the amount of $165,370 to the holder of our Series A convertible preferred stock for its agreement to waive all accrued dividends on the Series A convertible preferred stock and convert all of its shares of Series A convertible preferred stock into common stock immediately prior to the consummation of this offering.

You should read this information together with our financial statements and related notes, “Summary Financial Data, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information, all included elsewhere in this prospectus.

	As of June 30, 2016
	(Unaudited)
	Actual	Pro Forma	Pro Forma, As Adjusted
	(In thousands, except shares and per share data)
Long-term debt (including current portion):
Notes payable, related parties	46	46	46
Convertible notes payable, related parties	200	200	200
Long-term debt	61	61	61
	307	307	307
Series A Convertible Preferred Stock, $0.001 par value; 2,000,000 shares authorized, actual; 400,000 post-reverse split shares issued and outstanding, actual; liquidation preference of $2,074 at June 30, 2016; none issued and outstanding, for pro forma and pro forma, as adjusted	4,380	—	—
Series B Convertible Preferred Stock, $0.001 par value; 7,515,000 post-reverse split shares authorized, actual; 483,609 post-reverse split shares issued and outstanding, actual; none issued and outstanding, for pro forma and pro forma, as adjusted	3,748	—	—
Stockholders' Equity (Deficit)(1)
Common Stock, $0.001 par value, 100,000,000 shares authorized, actual; 7,010,431 post-reverse split shares issued and outstanding, actual; 7,894,040 shares issued and outstanding, pro forma; 9,894,040 shares issued and outstanding, pro forma as adjusted	7	8	10
Additional paid-in capital	49,261	57,388	74,832
Accumulated other comprehensive income, Series A convertible preferred stock dividend	77	77	—
Stock subscribed but not issued	19	19	19
Retained earnings (accumulated deficit)	(54,887)	(54,887)	(54,975)
Total stockholders' (deficit) equity	(5,523)	2,605	19,886
Total capitalization	$2,912	$2,912	$20,193

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) pro forma as adjusted total stockholders’ equity and pro forma as adjusted total capitalization by approximately $1.9 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered would increase (decrease) pro forma as adjusted total stockholders’ equity and pro forma as adjusted total capitalization by approximately $9.3 million assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of common stock in the table above excludes:

•	1,321,300 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2016, at a weighted average exercise price of $0.83 per share, in each case, on a post-reverse split basis;

•	759,518 shares of common stock issuable upon the exercise of outstanding common stock warrants as of September 30, 2016, at a weighted-average exercise price of $9.58 per share, in each case, on a post-reverse split basis;

•	Shares issuable upon the exercise of warrants to be issued to the underwriters as compensation in connection with this offering; and

•	1,674,700 shares of common stock available for future issuance under our 2015 Plan as of September 30, 2016 on a post-reverse split basis.

The following information updates and supersedes the information contained in the Preliminary Prospectus in the section captioned “DILUTION” on pages 32 and 33, to the extent that such information is inconsistent therewith:

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of June 30, 2016 was approximately $(5.5) million, or $(1.09) per share of common stock on a post-reverse split basis. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and less our Series A convertible preferred stock and Series B convertible preferred stock, which are not included within stockholders’ deficit. Historical net tangible book value (deficit) per share is our historical net tangible book value (deficit) divided by the number of shares of common stock outstanding as of June 30, 2016.

Our pro forma net tangible book value as of June 30, 2016 was $2.6 million, or $0.44 per share of common stock. Pro forma net tangible book value gives effect to (i) the conversion of all outstanding shares of Series A convertible preferred stock into 400,000 shares of our common stock on a post-reverse split basis upon the closing of the IPO as the holder of the Series A convertible preferred stock has agreed to waive all accrued dividends on the Series A convertible preferred stock and convert all of its shares of Series A convertible preferred stock in connection with the IPO and (ii) the automatic conversion of all outstanding shares of Series B convertible preferred stock into 483,609 shares of our common stock on a post-reverse split basis upon the closing of the IPO. Pro forma net tangible book value per share represents our pro forma net tangible book value divided by the number of pro forma shares of common stock outstanding as of June 30, 2016 that gives effect to the common stock issued on the conversion of the Series A convertible preferred stock and Series B convertible preferred stock.

Pro forma as adjusted net tangible book value as of June 30, 2016 is our pro forma net tangible book value, plus the effect of (i) the sale of 2,000,000 shares of our common stock in this offering at an assumed initial public offering price of $10.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) a cash payment by us in the amount of $165,370 to the holder of our Series A convertible preferred stock for their agreement to waive all accrued dividends on the Series A convertible preferred stock and convert all of their shares of Series A convertible preferred stock into common stock immediately prior to the consummation of this offering. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $3.59 per share to our existing stockholders, and an immediate dilution of $7.50 per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share	$10.00
Historical net tangible book value (deficit) per share as of June 30, 2016	$(1.09)
Pro forma increase in net tangible book value per share attributable to the pro forma transactions described in the above paragraph	1.53
Pro forma net tangible book value per share, before giving effect to this offering	0.44
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering	2.06
Pro forma as adjusted net tangible book value per share, after this offering	2.50
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering	$7.50

Each $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $0.23 per share and the dilution to new investors $0.23 per share, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by approximately $0.76 per share and the dilution to new investors by $0.76 per share assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of our common stock from us, the pro forma net tangible book value per share, as adjusted to give effect to the offering, would be $2.61 per share, and the dilution in pro forma net tangible book value per share to new investors participating in this offering would be $7.39 per share.

The following table presents, on a pro forma as adjusted basis as of June 30, 2016, the differences between the number of common shares purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by existing shareholders and the new investors purchasing common stock in this offering at an initial public offering price of $10.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors
Totals		100.0%		$	100.0%		$

If the underwriters exercise in full their option to purchase additional shares of our common stock from us, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering. In this event, the total consideration paid by our existing stockholders would be approximately $    million, or     % and the total consideration paid by our new investors would be $     million, or     %.

The foregoing tables and calculations as of June 30, 2016 exclude the following potentially dilutive shares of common stock:

•	1,321,300 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2016, at a weighted average exercise price of $0.83 per share, in each case, on a post-reverse split basis;

•	759,518 shares of common stock issuable upon the exercise of outstanding common stock warrants as of September 30, 2016, at a weighted-average exercise price of $9.58 per share, in each case, on a post-reverse split basis;

•	Shares issuable upon the exercise of warrants to be issued to the underwriters as compensation in connection with this offering; and

•	1,674,700 shares of common stock available for future issuance under our 2015 Plan as of September 30, 2016 on a post-reverse split basis.

To the extent that any outstanding common stock options and common stock warrants are exercised or there are additional issuances of common stock options, common stock warrants or shares of our common stock in the future, there will be further dilution to investors participating in this offering.

The following information updates and supersedes the information contained in the Preliminary Prospectus in the section captioned “MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Critical Accounting Policies and Significant Judgments and Estimates - Stock-Based Compensation - Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Our Common Stock” on page 47, to the extent that such information is inconsistent therewith:

Based on the initial public offering price of $10.00 per share, the intrinsic value of stock options outstanding as of December 31, 2015 would be $20.2 million, of which $11.8 million and $8.4 million would have been related to stock options that were vested and unvested, respectively, at that date.

The following information updates and supersedes the information contained in the Preliminary Prospectus in the section captioned “PRINCIPAL AND SELLING STOCKHOLDERS” on pages 82 and 83, to the extent that such information is inconsistent therewith:

	Number of Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After Offering Assuming No Exercise of Over-Allotment Option		Shares Offered in Over- Allotment	Shares Beneficially Owned After Offering Assuming Full Exercise of Over-Allotment Option
Name of Beneficial Owner	Number	Percent	Number	Percent	Option(8)	Number	Percent
5% Stockholders:
Susan L. Dawson	420,928	5%	420,928	4%	—	420,928	4%
NAU Ventures, LLC(1)	610,526	7%	610,526	6%	—	610,526	6%
Directors and Named Executive Officers:
Loretta P. Mayer, Ph.D.(2)	823,276	10%	823,276	8%	100,000	723,276	7%
Cheryl A. Dyer, Ph.D.(2)	825,716	10%	825,716	8%	100,000	725,716	7%
Thomas C. Chesterman	42,500	*	42,500	*	—	42,500	*
Marc Dumont(3)	166,526	2%	166,526	2%	—	166,526	2%
Bob Ramsey(4)	254,748	3%	254,748	2%	—	254,748	2%
Matthew K. Szot	34,000	*	34,000	*	—	34,000	*
Julia Williams, M.D.(5)	108,520	1%	108,520	1%	—	108,520	1%
Grover Wickersham(6)	728,000	9%	728,000	7%	—	728,000	7%
All executive officers and directors as a group (9 persons)(7)	3,158,850	38%	3,158,850	31%	200,000	2,958,850	29%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.

(1)	NAU Ventures, LLC (NAU Ventures) is an Arizona nonprofit limited liability company, of which Northern Arizona University Foundation is the sole member. NAU Ventures is a collaboration between Northern Arizona University and local businesses with a goal of stimulating the local economy while accelerating the transfer from research into real world applications by promoting local businesses. Dr. Betsy Mennell is the chief executive officer of NAU Ventures, is employed at Northern Arizona University, reports to the board of NAU Ventures and is the representative signing on behalf of NAU Ventures.

(2)	Drs. Mayer and Dyer are married, but for purposes of the share amounts and percentages in this table, their beneficial ownership is displayed separately. Drs. Mayer and Dyer are also the only selling stockholders.

(3)	Includes shares held by Marc Dumont and Patrick Dumont, JTWROS, an affiliate of Mr. Dumont.

(4)	Includes shares of common stock and Series B convertible preferred stock held by Arrowsky LLC and NR Malibu Road LLC, affiliates of Mr. Ramsey.

(5)	Includes shares of common stock held by Julia A. Williams MD Trust, an affiliate of Dr. Williams.

(6)	Includes shares of common stock and Series B convertible preferred stock held by Lindsay Anne Wickersham 1999 Irrevocable Trust, Glenbrook Capital LP and Paxton Lee Shoen 1998 Education Trust, affiliates of Mr. Wickersham.

(7)	Includes shares of common stock and options to purchase common stock held by Kim Wolin, our executive vice president, operations and secretary.

(8)	The aggregate amount of the shares which may be sold by the selling stockholders in connection with the exercise of the underwriters’ option equals $2,000,000 divided by the initial public offering price. The information contained in this column assumes an initial public offering price of $10.00 (which is the midpoint of the price range set forth on the cover page of this prospectus), which results in an aggregate of up to 200,000 shares (100,000 each) to be sold by the selling stockholders in connection with the exercise of the underwriters’ over-allotment option.

The following information updates and supersedes the information contained in the Preliminary Prospectus in the section captioned “Unaudited Condensed Financial Statements for the Six Months Ended June 30, 2015 and 2016 – Condensed Balance Sheets as of December 31, 2015 and June 30, 2016” on page F-48, to the extent that such information is inconsistent therewith:

Six Months Ended June 30, 2016
(Unaudited)
Numerator:
Net loss attributable to common stockholders	$(4,530)
Denominator:
Weighted average common shares outstanding, basic and diluted	5,080,762
Add:
Pro forma adjustment to reflect the assumed conversion of Series A and Series B convertible preferred stock	883,609
Pro forma weighted average common shares outstanding, basic and diluted	5,964,371
Pro forma net loss attributable to common stockholders	$(0.76)

*      *      *      *

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus related to the offering may be obtained from Roth Capital Partners by mail at 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660, or by telephone at (800) 678-9147; or from Craig-Hallum Capital Group at 222 South 9th Street, Suite 350, Minneapolis, MN 55402, or by telephone at (612) 334-6300.